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07006044

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

JAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH

SEC FILE NUMBER
8-65277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 ENDING December 31, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARDAN CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, Suite 1600
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Urbach 646-465-9003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Steven Urbach swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Chardan Capital Markets LLC, as of

December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

Deloy E. St...
Notary Public No. 01ST60...
Qualified in New York County
State of New York
Commission Expires 06/1?/2010

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHARDAN CAPITAL MARKETS LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2006

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
Chardan Capital Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC as of December 31, 2006 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chardan Capital Markets LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
February 15, 2007

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2006

ASSETS

Cash	$ 433,378
Due from broker	1,268,884
Securities owned, at market value	383,743
Securities owned, not readily marketable	390,631
Computer equipment and software, net	171,297
Intangible assets, net	15,960
Other assets	98,944
	$ 2,762,837

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accrued expenses	$ 1,149,401
Securities sold, but not yet purchased	32,665
Credit line payable	17,153
	1,199,219
Members' equity	1,563,618
	$ 2,762,837

See notes to financial statements

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 3,821,088
Investment banking and other fee income	2,472,166
Trading	76,490
Other income	36,504
	6,406,248
EXPENSES	
Commission expense	1,168,372
Salaries and payroll costs	937,124
Market research	106,572
Clearing and execution fees	637,414
Occupancy	153,644
Operating expenses	859,742
	3,862,868
NET INCOME	$ 2,543,380

See notes to financial statements

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net income	$ 2,543,380
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	46,711
(Increase) decrease in assets:	
Due from broker	(803,884)
Securites owned	27,021
Securities owned, not readily marketable	(290,631)
Other assets	(62,863)
Increase (decrease) in liabilities:	
Accrued expenses	1,081,944
Securities sold, but not yet purchased	13,944
Due to broker dealers	(392,754)
Total adjustments	(380,512)
Net cash provided by operating activities	2,162,868
Cash flows from investing activities	
Cash paid for the purchase of equipment	(149,647)
Cash paid for the purchase of intangible assets	(12,803)
Net cash used in investing activities	(162,450)
Cash flows from financing activities	
Capital distributions	(1,562,044)
Principal payments on revolving credit line	(10,036)
Net cash used in financing activities	(1,572,080)
NET INCREASE IN CASH	428,338
CASH - BEGINNING	5,040
CASH - END	$ 433,378
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 17,631
Interest	$ 5,946

See notes to financial statements

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	CLASS A	*CLASS B*	*TOTAL*
Balance - beginning	$ 581,088	$ 1,194	$ 582,282
Capital distributions	(1,562,044)	-	(1,562,044)
Net income	2,517,946	25,434	2,543,380
Balance - end	$ 1,536,990	$ 26,628	$ 1,563,618

See notes to financial statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Chardan Capital Markets LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2006. The Company is located in New York City.

Computer Equipment and Software

Computer Equipment and Software are recorded at cost. Depreciation is recorded on accelerated methods over the estimated useful life of the related assets, three to five years.

Intangible Assets

Intangible assets are recorded at cost. Amortization is recorded on straight methods over the estimated useful life of the related assets, three to five years.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City unincorporated business taxes.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions, trading activity and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned and securities sold, but not yet purchased are recorded at current market value. Securities not readily marketable are valued at fair value as determined by management, which approximates estimated realizable value. Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities or to the Company.

Investment Banking/Fee Income

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Allocation of Profits and Losses

Chardan Securities LLC ("Chardan") owns 100% of the outstanding Class A membership interest of the Company. Profits and losses are allocated 99% to the capital accounts of the Class A members and 1% to the capital accounts of Class B members.

Significant Credit Risk and Estimates

The Company's clearing and execution agreement provides that Jefferies & Company Inc.'s ("Jefferies") credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Jefferies records customer transactions on a settlement date basis, which is generally three business days after the trade date. Jefferies is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Jefferies may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Jefferies is charged back to the Company.

The Company, in conjunction with Jefferies, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Jefferies establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. COMPUTER EQUIPMENT AND SOFTWARE

Computer equipment and software consist of the following:

Computer equipment	$313,408
Computer software	4,759
	318,167
Accumulated depreciation	146,870
	$171,297

Depreciation expense was $42,435 for the year ended December 31, 2006.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

Leasehold improvements	$20,303
Accumulated amortization	4,343
	$15,960

Amortization expense was $4,276 for the year ended December 31, 2006.

4. SECURITIES OWNED

Marketable securities owned consist of trading securities in U.S. public entities of $383,743 at quoted market value.

Restricted securities owned consist of securities in U.S. public entities of $390,631 at estimated market value.

5. COMMITMENTS AND CONTINGENCIES

Lease

The Company entered into a lease for office space, which was amended and expires on July 31, 2019 and calls for monthly payments and specified escalations. Included in operations for 2006 is rent expense of approximately $154,000.

Future minimum lease payments are approximately as follows:

2007	$ 243,000
2008	243,000
2009	253,000
2010	256,000
2011	256,000
2012 thereafter	406,000
	$1,657,000

Letter Of Credit

The Company was issued letter of credit of approximately $75,000 for the rent security deposit required for the office lease. The letter of credit is secured by a money market account, which is restricted and included in other assets.

6. CREDIT LINE PAYABLE

The Company obtained a line of credit of $50,000 from JP Morgan Chase Bank. The line of credit calls for monthly principal payments of approximately $800 plus interest. The interest rate is 3% over the prime rate, which totaled 8.25% at December 31, 2006. Annual principal payments are approximately $9,800 due in 2007 and $7,353 due in 2008.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

8. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2006, the Company had net capital of $488,442, which was $329,442 in excess of its required net capital of $159,000. The Company had a percentage of aggregate indebtedness to net capital of 239% as of December 31, 2006.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 of the
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2006

CHARDAN CAPITAL MARKETS LLC **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL	
Members' equity	$ 1,563,618
Deductions and/charges:	
Nonallowable assets	580,948
Other deductions and/or charges	456,379
	1,037,327
Net capital before haircuts on security positions	526,291
Haircuts and undue concentration	37,849
NET CAPITAL	$ 488,442
AGGREGATE INDEBTEDNESS	$ 1,166,554
MINIMUM NET CAPITAL REQUIRED	$ 159,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 329,442
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	239%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

Reconcilation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 593,013
Audit adjustments - additional accrued liabilities and adjustments	104,571
Net Capital per above	$ 488,442

See independent auditors' report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Chardan Capital Markets LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Chardan Capital Markets LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margins securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Chardan Capital Markets LLC for the year ended December 31, 2006, and this report does not affect our report thereon dated February 15, 2007.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
February 15, 2007

END